UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 2, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held company

CNPJ/MF 02.421.421/0001-11

NIRE 33.300.324.631

MATERIAL FACT

CLARIFICATION ON NEWS PUBLISHED IN THE PRESS

POTENTIAL I-SYSTEMS ACQUISITION

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB), in compliance with the provisions of Law No. 6,404/76 and CVM Resolution No. 44/21, and due to news published in the press regarding negotiations involving the potential acquisition of an interest in the company I-Systems Soluções de Infraestrutura S.A. ("I-Systems") (the "Potential Acquisition"), hereby provides the following clarifications to its shareholders and the market in general:

As disclosed by the Company in its Strategic Plan, as well as in previous communications to the market, the Company continuously evaluates strategic alternatives and opportunities that may contribute to strengthening its broadband services and enhancing its telecommunications infrastructure, always with a selective approach focused on efficiency and quality.

In this context, the Company confirms that it is engaged in non-binding discussions with IHS Fiber Brasil – Cessão de Infraestruturas Ltda. (“IHS Brasil”) regarding the Potential Acquisition. However, to date, no agreement has been reached on price, structure, or an estimated timeline for its completion.

TIM emphasizes that the disclosure of this Material Fact arises exclusively from the need to clarify information released in the press and to ensure the proper, fair, and transparent dissemination of information to the market.

The Company reiterates its commitment to keep its shareholders and the market duly informed of any developments that may be considered relevant, under the terms of the legislation and regulations in force.

Rio de Janeiro, February 02, 2026.

TIM S.A.

Vicente de Moraes Ferreira

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 2, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer